United States securities and exchange commission logo





                              November 2, 2023

       Frederick Sidney Reinhard Arnold
       Chief Executive Officer
       Naploy Corp.
       95 Lias Estate Kafe district Abuja
       FCT 900108 Nigeria

                                                        Re: Naploy Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 6,
2023
                                                            File No. 333-274889

       Dear Frederick Sidney Reinhard Arnold:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 Filed October 6, 2023

       Cover Page, page iii

   1. Please disclose, on the cover page, the national securities exchange where the securities being offered will be
listed or other market(s) where the securities will be quoted. Refer to
                                                        Item 501(b)(4) of
Regulation S-K.
   2. Please disclose, on the cover page, any arrangements to place the proceeds from the offering in an escrow,
trust, or similar account. If no arrangements have been made, please state so and disclose
the effect on investors. Refer to Item 501(b)(8) of Regulation S-K.
       Summary, page 3

   3. Please revise to provide further information and context, including a timeline for development, with
regard to the technologies listed on page 3 that you intend to implement in the Naploy
app.
 Frederick Sidney Reinhard Arnold
FirstName  LastNameFrederick Sidney Reinhard Arnold
Naploy Corp.
Comapany 2,
November   NameNaploy
              2023       Corp.
November
Page 2     2, 2023 Page 2
FirstName LastName
4. We note your statement on page 2: "Our Naploy app is your go-to source for the latest health news and updates. Naploy App offers an article library- News Blog that deals with the most common health topics." We also note your statement on page
21: "Our    Naploy
         App    is regularly updated with articles written by healthcare
professionals and industry
         experts." Please revise to clarify where this content is sourced from, given you state elsewhere you have no employees. To the extent you license this content please revise to describe such arrangements and file such agreements as exhibits to your Registration
         Statement or tell us why you are not required to do so.
Risk Factors
Risks Associated With Our Company, page 6

5. Please disclose the material risks associated with failing to develop content for the Naploy app, partnering with medical institutions and advertisers in Nigeria and elsewhere in
         Africa, and any potential disruptions to the Naploy app, such as technological issues and software bugs, as applicable.
Risk Factors
Risks Associated With Our Company, page 8

6. Please advise if there are any Nigerian laws, regulations, administrative determinations or similar constraints that could impact your operations. If so, please disclose these as has been done for U.S. federal and state laws and regulations. As an example only, we note that on page 9 you reference laws passed by many states requiring companies to notify individuals of data security breaches. Given you intend to operate outside of the United
         States for the foreseeable future, please revise to discuss any applicable Nigerian or other applicable laws regarding data security and privacy. Please also elaborate further regarding any other risks particular to operating in Nigeria.
Risk Factors
Risks Associated With This Offering
Our Directors will Continue to Exercise Significant Control over our Operations..., page 11

7. On page 11, you state that currently 25% of all shares of common stock of the Company are beneficially owned by all officers and directors as a group. However, in a previous risk factor on page 10, you state that a total of 2,000,000 shares of common stock have been issued to Mr. Arnold. Likewise, the Beneficial Ownership Table on page 38 of the
         Registration Statement discloses Mr. Arnold as currently holding 2,000,000 shares of common stock, or 100% of the Company's common stock. Please reconcile this discrepancy in the disclosure. Please also disclose that as the current sole holder of the
         Company's common shares, Mr. Arnold may elect the entire Board of Directors.
 Frederick Sidney Reinhard Arnold
FirstName  LastNameFrederick Sidney Reinhard Arnold
Naploy Corp.
Comapany 2,
November   NameNaploy
              2023       Corp.
November
Page 3     2, 2023 Page 3
FirstName LastName
Description Of Our Business, page 19

8. On page 19 of the Registration Statement, Symptom Diagnostic is described as "an advanced tool that uses high-grade AI technology to provide diagnoses" and as a main feature of the Naploy app. Please advise, and disclose as applicable, whether Symptom
         Diagnostic and/or the Naploy app will require any regulatory approvals in the United
         States, Nigeria or elsewhere.
9. Please provide disclosure regarding plans for expansion beyond Nigeria. Please disclose both the timeframe and geographic scope of the planned expansion. Description Of Our Business
Our Mobile Application And The Process, page 21

10. Please revise the disclosure on pages 21 and 22 of the Registration Statement to clearly distinguish between existing and future functionality and features of the Naploy app and provide a sense of the scope of currently available content on the Naploy app. For example, we note you state that your app includes a Clinic Search feature that involves your "team" interacting with clients and that you have "expert managers," yet you state elsewhere that you have no employees. Please also disclose here when the Naploy app was created, how many users and advertisers you currently have (we note in the Risk
         Factors you state you have not yet attracted any potential customers), and more clearly distinguish between what content and services are available on the Naploy app and what content is available on the Naploy website.
Description Of Our Business
Revenues, page 23

11. Under "Referral fees" on page 23 of the Registration Statement, the disclosure seems to state that, in the future, the Naploy app will be able to earn referral fees from medical institutions for each new patient that the Naploy app directs to them. Please advise whether there are any material contracts or letters of intent to which you have entered into with any medical institutions for such referrals and, if so, revise to describe such agreements and file them as exhibits to your Registration Statement or tell us why you believe you are not required to do so. Revise to also describe any regulatory implications of receiving referral fees from medical institutions.
12. Please explain how the "Prices for Services" and "Prices for Services in the future" on page 23 of the Registration Statement are derived. If these are estimates and not current prices, please state more clearly in the disclosure that these are not actual prices being charged.
 Frederick Sidney Reinhard Arnold
FirstName  LastNameFrederick Sidney Reinhard Arnold
Naploy Corp.
Comapany 2,
November   NameNaploy
              2023       Corp.
November
Page 4     2, 2023 Page 4
FirstName LastName
Description Of Our Business
Market Overview, page 24

13. On page 24 of the Registration Statement, the disclosure states that the global healthcare mobile app market is expected to reach $111.1 billion by 2025, with a CAGR of 38.7%
         from 2020 to 2025. The disclosure also states that more than 70% of patients search for medical information online before consulting a doctor. Please revise to provide a source for these statistics. Please also add disclosure to contextualize the estimate of the addressable market within Africa specifically and any subcategories of healthcare mobile apps that you intend to target.
Description Of Our Business
Government and Industry Regulation, page 25

14. Please revise to elaborate further on applicable government and industry regulations in the
         United States and Nigeria.
Directors, Executive Officers, Promoters And Control Persons
Background Information About Our Officers And Directors, page 35

15. Please describe the business experience during the past five years of each director and executive officer, including: each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the
         Company. In addition, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company. Refer to Item
         401(e) of Regulation S-K. Please also indicate any other directorships held by your executive officers and directors. Finally, we note that Mr. Arnold has managed
         "several successful businesses in various industries" and Mr. Bonilla has overseen
         "multiple thriving ventures across diverse industries" and "steered these enterprises towards remarkable achievements." Please balance this disclosure by stating that this prior track record is not indicative of future success and investors should not rely on previous performance.
Security Ownership Of Certain Beneficial Owners and Management, page 38

16. Please indicate, in the Beneficial Ownership table on page 38 of the Registration
         Statement, the effect of this offering on the amount and percentage of present holdings of the Company's common equity.
 Frederick Sidney Reinhard Arnold
FirstName  LastNameFrederick Sidney Reinhard Arnold
Naploy Corp.
Comapany 2,
November   NameNaploy
              2023       Corp.
November
Page 5     2, 2023 Page 5
FirstName LastName
Certain Relationships And Related Transactions, page 39

17. We note your statement on page 30 that Mr. Ulloa Bonilla has verbally agreed to loan you funds in case you need additional financing. Please revise to state whether the loan referenced on page 39 of the Registration Statement with Mr. Ulloa Bonilla is also based on a verbal agreement. If so, please add disclosure regarding enforceability and jurisdiction provisions applicable to the loan and discuss the same with respect to any future verbal loans.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

18. We note the audit report refers to the financial statements for each of the two years in the period ended July 31, 2023, whereas the financial statements are from April 6, 2023, the date of inception. Similarly, the audit report refers to balance sheets, but there is only one balance sheet presented. In addition, the auditor's consent refers to May 31, 2023 and pages F-1 to F-7, which do not correspond to the financial statements or related notes to the financial statements. Please request that your auditor correct its report and consent. In addition, please request that your auditor include in the audit report the name of the country from which the auditor's report has been issued. Refer to PCAOB AS 3101.
Statement of Cash Flows, page F-6

19. We note the payment schedule on page 3 related to the $45,000 purchase and the disclosure on page 4 which indicates that certain of these amounts are in Accounts
         Payable. Please clarify your disclosure on pages 3 and 33, and in Note 4, to state (i) the amount of cash that was paid as of July 31, 2023, (ii) the dates and amounts of any subsequent cash payments, and (iii) the amount that is in accounts payable as of July 31,
         2023. In addition, clarify for us how your statement of cash flows presentation is consistent with ASC 230-10-45-13(c), or make any necessary revisions. In this regard, it appears that your investing cash outflows for the period presented should be limited to cash payments made during that same period presented, and that the amount included in accounts payable related to the purchase would not be considered part of the reconciliation of net loss and cash flows used in operating activities. Also refer to ASC 230-10-50-3.
Note 1 - Organization and Basis of Presentation, page F-7

20. We note on page 8, for example, that your headquarters and major assets are located in
         Nigeria. Please provide an accounting policy related to ASC 830 Foreign Currency
         Matters, as well as any applicable disclosures. In addition, please disclose whether Naploy
         Corp. has any subsidiaries located outside the United States. Frederick Sidney Reinhard Arnold
FirstName  LastNameFrederick Sidney Reinhard Arnold
Naploy Corp.
Comapany 2,
November   NameNaploy
              2023       Corp.
November
Page 6     2, 2023 Page 6
FirstName LastName
Cash and Cash Equivalents, page F-8

21. Please disclose the location of your bank accounts and your cash and cash equivalents.
Note 4 - Intangible Assets, page F-9

22. Please clarify for us how you determined the applicability of ASC 985 to the acquisition of your mobile application and website. In addition, tell us the extent you have considered the application of ASC 350-50 as the appropriate accounting. Revise your disclosure to reflect any changes to your accounting policies in response to this comment.
Note 5 - Loan from Related Party, page F-10

23. We note the amount is owed to Rafael Angel Ulloa Bonilla and on page 35 his address is in Nigeria. Please revise your disclosure to (i) confirm that 26,000 United States dollars was received by Naploy Corp., if accurate, (ii) confirm that 26,000 United States dollars is owed by Naploy Corp., if accurate, and (iii) identify the date(s) the cash was received by
         Naploy Corp.
Note 7 - Income Taxes, page F-11

24. Please disclose whether you will be subject to income taxes in Nigeria.
Exhibits, page II-2

25. Please include the Consent of Counsel as a separate exhibit to the Registration Statement.
         This additional exhibit may cross reference to the Opinion of Counsel filed as Exhibit 5.1.
         Refer to Item 601(b)(23)(i) of Regulation S-K.
26. Please revise the Fee Filing Table filed as Exhibit 107 to the Registration Statement to disclose the information required under Item 16 of Form S-1. Specifically, revise to include the security type, fee calculation rule and fee rate. Also revise to remove the fee table from the cover page.
Signatures, page II-5

27. Please include the signature of Mr. Ulloa Bonilla as a majority of the Board of Directors must sign the Registration Statement. Refer to page 14 of the instructions to Form S-1.
General

28. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Frederick Sidney Reinhard Arnold
FirstName  LastNameFrederick Sidney Reinhard Arnold
Naploy Corp.
Comapany 2,
November   NameNaploy
              2023       Corp.
November
Page 7     2, 2023 Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Fay at 202-551-3812 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Robert J. Zepfel, Esq.